LINKLATERS

LINKLATERS
& ALLIANCE

One Silk Street London EC2Y 8HQ

Telephone: (44-20) 7456 2000
Facsimile: (44-20) 7456 2222
Group 4 FAX: (44-20) 7374 9318
DX Box Number 10 CDE

Direct Line (020) 7456 3384
Direct Fax (020) 7456 2222
e-mail deborah.smith@linklaters.com

February 22, 2002

Our ref
Your ref

U.S. Securities and Exchange Commis[redacted]
Attention: Office of Document Control
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen

Rule 12g3-2(b) Submission - File No. 82-5180

On behalf of our client, Coca-Cola Hellenic Bottling Company, S.A., we are enclosing a copy of a press release issued on February 22, 2002. This press release has been filed with the Company Announcements Office of the London Stock Exchange pursuant to Rule 9.1 of the London Stock Exchange Listing Rules, as well as with the Australian Stock Exchange. This document is essentially an English version of the same document that was submitted to the Athens Stock Exchange and, to that extent, it serves as the English version of that filing.

Should you have any questions about the enclosed submission, please contact me (collect) at (+44 20) 7456 3384.

Yours sincerely

Deborah Smith

cc: Jan Gustavsson (*Coca-Cola HBC*)

dlw 3/14

//

COCA-COLA HBC
Results for the year to 31 December 2001

Coca-Cola HBC ("CCHBC") is a key bottler of The Coca-Cola Company, covering a population of approximately 500 million in 26 countries. CCHBC shares are listed on the Athens Stock Exchange, with secondary listings on the London and Sydney Stock Exchanges.

HIGHLIGHTS

* Full year operating profit of €125.1 million, an increase of 56% over 2000

* Full year volume up 8% to 1,085.8 million unit cases (7% excluding acquired Russia territories)

* 10% increase in annual sales revenue to €3,511.2 million

* EBITDA* of €492.6 million for the full year; underlying EBITDA growth of 18%

* Net profit for the year of €1.6 million, compared to a loss of €46.2 million in 2000 and a loss of €122.4 million in 1999

* Russia acquisition completed 23 November 2001; Baltic acquisition completed 2 January 2002

* Strengthened partnership with The Coca-Cola Company

Irial Finan, Managing Director of Coca-Cola HBC, commented:

"These results continue the steady trading progress achieved by the group over the past two years and reflect both the strength of demand, quality and competitiveness of our product range, as well as the dedication of our workforce to making Coca-Cola HBC a world-class sales organization. By adding further territories in Russia and the Baltic states we see excellent potential for continuing our profitable growth."

*EBITDA (earnings before interest, tax, depreciation and amortisation) is a key measure of performance.

22 February 2002

ENQUIRIES:

Coca-Cola HBC — **Tel: +1 609 688 8561**
Gavin Bell, Investor Relations — Email: gavinbellcfa@aol.com

College Hill — **Tel: +44 (0) 20 7457 2020**
Tony Friend — Email: tony.friend@collegehill.com

Edelman (Sydney) — **Tel: +61 29 241 3131**
Yves Noldus

Capital Link — **Tel: +1 212 661 7566**
Pamela Weir — Email: pweir@capitallink.com

COCA-COLA HBC
Results for the year to 31 December 2001

MANAGING DIRECTOR'S REVIEW

The year 2001 has been one of considerable success and progress for CCHBC. These results reflect our strategy of focusing on profitable volume growth and the efficient management of our asset base to maximise return on capital. We have a strong management team and have developed our vision of CCHBC as a world-class sales organisation.

We are delighted to welcome a number of new territories into the CCHBC portfolio. With the addition of those parts of Russia not previously managed by CCHBC, as well as the Baltic countries of Estonia, Latvia and Lithuania, we see excellent potential for continued profitable growth by the enlarged group.

We are very pleased to have achieved significantly improved financial results for the year. These show volume growth of 8% (7% excluding the newly acquired Russian territories) and underlying EBITDA growth of 18%. The underlying growth excludes €22.4 million of infrastructure and development payments received from The Coca-Cola Company in the first half of 2000 and one-off receipts of €6.7 million for insurance proceeds received in Q2 2001 and €14.5 million received in Q4 2000. The infrastructure and development payments ceased in the first half of 2000.

In the space of two years, the net result of the group has been transformed from a pro forma loss of €122 million in 1999 to a modest profit of €1.6 million in 2001, a significant achievement. The net loss in 2000 of €46 million includes amounts received from The Coca-Cola Company, the insurance proceeds mentioned above and the profit on sale of an associate, Frigoglass, of €24.7 million. The level of 2000's loss would have been greater had it not been for these amounts and this further demonstrates the significant turnaround achieved in 2001. This turnaround has been brought about by positive management actions to deliver profitable volume growth and by building on improving economic conditions in our emerging markets.

Volume growth in the fourth quarter was 9% (5% excluding the newly acquired Russian territories) with underlying EBITDA growth of 12% (13% excluding the newly acquired Russian territories). These results include one month's contribution from the Russian acquisition, amounting to 10.1 million unit cases with a negative EBITDA impact of €0.2 million.

The combination of our determination to manage costs, together with initiatives to increase revenue per case, are enabling us to grow earnings ahead of volume. Our gross margins continue to improve as targeted price increases are taken and as the proportion of our sales in the more profitable packages continues to grow.

We saw a further improvement in return on our assets. Our measure of return on tangible assets ("ROTA") increased to 12% compared with 9% in 2000.

COCA-COLA HBC
Results for the year to 31 December 2001

MANAGING DIRECTOR'S REVIEW

Financial performance by market segment

Established markets

Volume in *established markets* grew by 3% to 502.3 million unit cases compared with 2000. In all established markets, core brand growth continues, increasingly in the more profitable, single serve packages. We have sought to diversify the range of product choices available to consumers, particularly in juice and water. The introduction of Sprite and Schweppes brands in Ireland has also complemented our existing brands and partially offset the loss of the 7UP franchise.

The two largest markets, Greece and Italy, both had volume growth of 5% for the year. With these and other established markets, we are constantly looking for new means to excite the market, and have concentrated higher sales and marketing expenditure on activities in these territories. There has also been a focus on new product launches to achieve a broader product and package choice for consumers. In Greece, we re-launched the Amita juice brand with excellent results. The investment put into this brand during 2001 should show benefit for several years to come.

Established markets contributed €292.5 million to group EBITDA, 3% lower than the prior year. On an underlying basis EBITDA growth was 4%, ahead of volume growth. As previously communicated, the loss of the 7UP franchise in Ireland had a detrimental effect on growth. Adjusting for this, EBITDA growth would have been 7% on an underlying basis. Across our established markets, we have seen the benefits of promoting the higher margin single serve packages, together with selective price increases. At the same time we are maintaining high operating efficiencies and focusing on cost control. An example of this is the savings that have been made through depot and logistics rationalisations in Italy and Austria.

Developing markets

Volumes in our *developing markets* are 3% lower than last year at 232.8 million unit cases. EBITDA is, however, 3% higher than 2000, 19% on an underlying basis, as a result of focus on higher pricing, gross margin improvement and expense control. Our goal is to ensure that the volume generated also achieves growth in profit levels to develop a long term sustainable profitable business.

Volumes in several of the markets were affected by poorer early summer weather compared with 2000 but Croatia, in contrast, saw higher volumes with a better tourist season in 2001. Throughout the developing markets, we continued to increase the range of products and package sizes available to consumers during 2001. Consumer price promotions were targeted towards retaining customers and making our products affordable to as wide a range of consumers as possible. The countries in this segment are within the European Union accession zone, but in several of these countries unemployment remains high and economic progress is slow.

COCA-COLA HBC
Results for the year to 31 December 2001

MANAGING DIRECTOR'S REVIEW

The improvement in EBITDA in *developing markets* was achieved across all markets through targeted price increases, coupled with continued focus on expense control and the efficient use of assets. An example of this is Poland, where the organisation has been re-structured and re-focused, to ensure that we capture volume growth in this large market.

Included within developing markets' EBITDA of €68.1 million is a one-off receipt of €6.7 million for an insurance settlement resulting from losses incurred in Poland in 1999 due to a limited product recall. A similar recovery amounting to €14.5 million was included in EBITDA for 2000. Excluding these amounts, and the market infrastructure and development payments already referred to, underlying EBITDA growth is 19% on last year.

Emerging markets

Throughout 2001, *emerging markets* have performed very strongly.

Volume in *emerging markets* grew by 25% in 2001 to 350.7 million unit cases. This includes sales of 10.1 million cases in the newly acquired Russian territories, and excluding this, on a consistent territory basis, growth was 22%. Nigeria, the most significant market in the segment, achieved growth of 36%, following a decline of 21% in 2000. In Nigeria, volume recovery has occurred as the price increases initiated in 2000 were absorbed by the market and package changes have been eagerly received by customers. There was a further price increase in the last quarter of 2001 as we continued to strive towards ensuring profitable growth in the current improving economic conditions.

In Russia, economic stabilization, together with increased brand awareness and the launch of new juice and water lines, are resulting in strong performances. Ukraine is seeing the results of significant investment in coolers and in-trade promotional activity to increase core brand awareness. In general, improving economic conditions across the European emerging markets have also enabled selective price increases to be taken in those countries.

EBITDA in *emerging markets* was €132 million, representing growth of 62%. The newly acquired Russian territories had negligible impact on 2001 EBITDA. The strongest performing operations in this segment were in Nigeria, Russia and Ukraine. In Nigeria, profit has been built on higher volumes, combined with price increases made in 2000. In Russia and Ukraine the product range has expanded, including Fruktime and Sparletta brands and both countries have seen the benefit of stabilising economic conditions. We have also seen strong growth in Yugoslavia, following the political changes in 2000.

The higher volume levels and wider product offering has been combined with better asset utilisation to achieve cost efficiencies across these territories. We continue to redeploy assets where it is practical and efficient to do so.

COCA-COLA HBC
Results for the year to 31 December 2001

MANAGING DIRECTOR'S REVIEW

Financing

The Group has continued to diversify its funding sources and lengthen its debt maturity profile. During the year, we put in place a €2 billion Euro Medium Term Note programme. We utilized this facility to issue €625 million of 5-year bonds and two medium term notes of €200m with a 2-year maturity and €300m with a 3-year maturity. There was no incremental increase in debt as a result of these transactions.

Further issuance over a range of maturities will deliver the objective of reducing liquidity risk and will assist in maintaining the quality profile CCHBC currently has in the debt capital markets.

Taxation

The group's effective tax rate, excluding amortisation of goodwill, is 26% for the year to December 2001, compared to 47% in 2000. Increased country profitability has enabled us to achieve a lower effective group rate, as historical tax losses and other tax efficiencies are utilised. Our continued focus on taxation management is now being reflected in our results and we would anticipate an effective tax rate in the future of 30-35%, excluding goodwill amortisation.

Capital Expenditure and Return on Tangible Assets

The Group spent €87 million on fixed assets in the fourth quarter, bringing the net expenditure for the year to €250 million, in line with previous guidance. We are continuing to focus capital investment on the higher profitability areas of the business such as cold drink equipment. We have redeployed assets and equipment within the group, where possible, to minimise the cash outflows on fixed assets, as well as improving our return on existing assets.

A key measure we have targeted is return on tangible assets ("ROTA"). During the year we achieved a 300 basis point increase in ROTA to 12%, following a 200 basis point improvement in 2000.

People Development

We have continued driving our strategy for people development and, within this, there is particular emphasis on leadership and management for the future.

All countries have developed a best in class assessment and people development process to continually raise the bar of organisational capability and performance. This includes continuing to develop current and future leaders through a partnership with a leading international business school.

We are driving a high performance culture across the business and the development of all

COCA-COLA HBC
Results for the year to 31 December 2001

MANAGING DIRECTOR'S REVIEW

Russia and Baltic Acquisitions

We announced on 23 November 2001 the completion of the transaction with The Coca-Cola Company to acquire all The Coca-Cola Company owned bottling operations in Russia. The completed transaction includes operations in Moscow, St Petersburg, Central Russia and the Russian Far East, as well as the acquisition of a minority interest held by The Coca-Cola Company in our subsidiary, Coca-Cola Molino Beverages Limited. On 2 January 2002 we completed the purchase from The Coca-Cola Company of the bottling operations in the Baltic countries of Estonia, Latvia and Lithuania. In a short space of time, we have been able to successfully integrate these acquisitions into our existing business.

The Coca-Cola Company's Russian and Baltic territories will add more than 100 million unit cases of volume and over 100 million potential consumers to CCHBC's existing territories and present substantial opportunities for future profitable growth.

Relationship with The Coca-Cola Company

Our relationship with The Coca-Cola Company ("TCCC") and designation as one of its key bottlers is fundamental to our business. We are committed to deliver value jointly with them and believe that bringing together our respective complementary skills increases the potential of our business.

One example of joint value delivery is Italy where we have agreed to a multi-year plan to drive profitable growth in that important market. TCCC has consistently communicated its commitment to driving profitable volume growth for the entire system including its bottlers and customers.

In 2001, The Coca-Cola Company continued to reaffirm its commitment to working closely with CCHBC to invest in high potential growth markets to capture the enormous opportunities in the non-alcoholic ready-to-drink beverage categories.

Current trading

We are seeing continued momentum in the first quarter of 2002 in terms of volume growth, EBITDA growth and returns on tangible assets and expect results to be in line with our previously stated expectations for 2002 of volume gains of 6-8% on a constant territory basis, EBITDA growth of 13-15% for the enlarged group and a 150-200 basis point improvement in ROTA.

IRIAL FINAN

Managing Director
22 February 2002

COCA-COLA HBC
Results for the year to 31 December 2001

FINANCIAL INFORMATION

	Year to 31 December 2001		Three months to 31 December 2001	
Volume	1,086 million unit cases	+8%	255 million unit cases	+9%
Sales	€3,511.2 million	+10%	€819.6 million	+4%
EBITDA	€492.6 million	+9%	€66.8 million	-10%
Underlying EBITDA *	€485.9 million	+18%	€66.8 million	+12%
Operating profit	€125.1 million	+56%	€(30.6) million	+46%
Net profit	€1.6 million	>100%	€(36.9) million	-20%

Year to 31 December 2001	Volume (million unit cases)	% Change	EBITDA (€ million)	% Change	Underlying EBITDA* % Change
Established Markets	502	+3%	292.5	-3%	+4%
Developing Markets	233	-3%	68.1	+3%	+19%
Emerging Markets	351	+25%	132.0	+62%	+67%
Coca-Cola HBC	**1,086**	**+8%**	**492.6**	**+9%**	**+18%**
Acquired Russia territories	10	n/a	(0.2)	n/a	n/a
Total excl Russia	**1,076**	**+7%**	**492.8**	**+9%**	**+19%**

4th Quarter 2001	Volume (million unit cases)	% Change	EBITDA (€ million)	% Change	Underlying EBITDA* % Change
Established Markets	110	+3%	40.4	-27%	-14%
Developing Markets	53	-6%	0.2	-98%	-91%
Emerging Markets	92	+29%	26.2	>100%	>100%
Coca-Cola HBC	**255**	**+9%**	**66.8**	**-10%**	**+12%**
Acquired Russia territories	10	n/a	(0.2)	n/a	n/a
Total excl Russia	**245**	**+5%**	**67.0**	**-10%**	**+13%**

Prior year comparative data is on a pro forma basis. See note 2.
% change refers to change versus the prior year comparable period (full year comparatives are prepared on a pro forma basis)

* Underlying EBITDA reflects EBITDA excluding:

- Infrastructure and development payments of €22.4 million received from The Coca-Cola Company in the first six months of 2000; and
- Insurance settlements received of €6.7 million in Q2 2001 and €14.5 million in Q4 2000.

COCA-COLA HBC
Results for the year to 31 December 2001

Condensed consolidated income statement (unaudited)

	Note	Year to 31 December 2001 € million	Year to 31 December 2000 Pro forma € million
Sales	4	**3,511.2**	3,190.5
Cost of goods sold		(2,144.0)	(2,047.0)
Gross profit		**1,367.2**	1,143.5
Exceptional items	5	**6.7**	14.5
Operating expenses		**(1,138.3)**	(969.1)
Amortisation of goodwill		**(110.5)**	(108.9)
Total operating expenses		(1,242.1)	(1,063.5)
Operating profit		**125.1**	80.0
Finance costs	6	**(66.2)**	(94.4)
Share of results of associates		**2.7**	1.6
Profit on sale of associate		-	24.7
Profit before taxation		**61.6**	11.9
Taxation	7	**(44.5)**	(56.7)
Profit/(loss) after taxation		**17.1**	(44.8)
Minority interests		**(15.5)**	(1.4)
Net profit/(loss)		**1.6**	(46.2)
Basic profit/(loss) per share (cents)	8	**0.7**	(19.5)
Adjusted profit/(loss) per share (cents)	8	**(2.2)**	(36.1)
Volume (million unit cases)	4	**1,085.8**	1,007.6
EBITDA (€million)		**492.6**	450.0
EBITDA excluding exceptional items (€million)	4	**485.9**	435.5

The basis of prior year pro forma financial information is given in notes 2 and 15. This separately shows CCHBC (prior to the merger), CCB and the pro forma adjustments.
Proforma operating expenses for the year to 31 December 2000 reflect underlying operating expenses of €991.5 million net of infrastructure and development payments received in 2000 of €22.4 million.
Year to 31 December 2001 includes one month's results from the acquired territories in Russia.

COCA-COLA HBC
Results for the year to 31 December 2001

Condensed consolidated income statement (unaudited)

	Note	Three months to 31 December 2001 € million	Three months to 31 December 2000 € million
Sales	4	819.6	785.7
Cost of goods sold		(510.0)	(524.5)
Gross profit		309.6	261.2
Exceptional items	5	-	14.5
Operating expenses		(311.7)	(269.2)
Amortisation of goodwill		(28.5)	(27.5)
Total operating expenses		(340.2)	(282.2)
Operating profit/(loss)		(30.6)	(21.0)
Finance costs	6	(15.2)	(21.4)
Share of results of associates		(0.1)	(0.8)
Profit on sale of associate		-	-
Profit/(loss) before taxation		(45.9)	(43.2)
Taxation	7	14.7	(0.7)
Profit/(loss) after taxation		(31.2)	(43.9)
Minority interests		(5.7)	(2.2)
Net profit/(loss)		(36.9)	(46.1)
Basic profit/(loss) per share (cents)	8	(15.6)	(19.5)
Adjusted profit/(loss) per share (cents)	8	(15.6)	(25.6)
Volume (million unit cases)	4	255	234
EBITDA (€ million)		66.8	74.0
EBITDA excluding exceptional items (€ million)	4	66.8	59.5

The period to 31 December 2001 includes one month's results from the acquired territories in Russia.

COCA-COLA HBC
Results for the year to 31 December 2001

Condensed consolidated balance sheet (unaudited)

	Note	As at 31 December 2001 € million	As at 31 December 2000 € million
Assets			
Property, plant and equipment	9	**2,068.8**	1,919.9
Intangible assets	9	**1,916.7**	1,974.0
Other non-current assets		**27.8**	21.1
Total non-current assets		**4,013.3**	3,915.0
Inventories		**286.3**	256.6
Trade and other receivables		**625.5**	559.4
Cash and cash equivalents		**152.6**	156.7
Total current assets		**1,064.4**	972.7
Total assets		**5,077.7**	4,887.7
Liabilities			
Short term borrowings		**208.9**	193.8
Other current liabilities		**816.5**	730.4
Total current liabilities		**1,025.4**	924.2
Long-term borrowings	10	**1,204.9**	1,124.9
Other non-current liabilities		**198.3**	199.2
Total non-current liabilities		**1,403.2**	1,324.1
Equity		**2,538.0**	2,501.4
Minority interests		**111.1**	138.0
Total equity and liabilities		**5,077.7**	4,887.7

COCA-COLA HBC
Results for the year to 31 December 2001

Condensed consolidated cash flow statement (unaudited)

	Note	**Year to 31 December 2001 € million**	Year to 31 December 2000 Pro forma € million
Operating profit		**125.1**	80.0
Depreciation		**257.0**	261.1
Amortisation of goodwill		**110.5**	108.9
EBITDA	4	**492.6**	450.0
(Profit)/loss on disposal of fixed assets		**7.5**	0.9
Change in working capital:			
Inventories		**(4.8)**	20.4
Trade and other receivables		**(6.5)**	(31.6)
Trade payables and other liabilities		**48.5**	(57.6)
Tax paid		**(42.7)**	(47.1)
Net cash inflow from operating activities		**494.6**	335.0
Investing activities:			
Capital expenditure on tangible fixed assets		**(271.1)**	(228.8)
Proceeds on sale of tangible fixed assets		**21.3**	38.9
Proceeds from disposal of investments		**0.6**	58.1
Acquisition of franchise rights	11	**(42.4)**	(54.9)
Net payments for acquisition of subsidiaries		**(24.4)**	-
Net cash outflow from investing activities		**(316.0)**	(186.7)
Financing activities:			
Increase/(decrease) in borrowings		**(59.1)**	11.9
Net interest paid		**(74.3)**	(82.2)
Net dividend paid		**(47.6)**	(43.1)
Net cash inflow/(outflow) from financing activities		**(181.0)**	(113.4)
Increase/(decrease) in cash and cash Equivalents		**(2.4)**	34.9
Movement in cash and cash equivalents:			
At start of the year		**156.7**	121.4
Increase/(decrease) in cash and cash Equivalents		**(2.4)**	34.9
Effect of exchange difference on translation		**(1.7)**	0.4
At end of the period		**152.6**	156.7

COCA-COLA HBC
Results for the year to 31 December 2001

Notes to the consolidated condensed financial statements (unaudited)

1. Accounting policies

The accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2000 with the exception of the adoption of IAS 39 referred to below.

Costs that are incurred unevenly during the financial year are anticipated or deferred in the interim report only if it would also be appropriate to anticipate or defer such costs at the end of the financial year.

These consolidated condensed financial statements should be read in conjunction with the 2001 annual financial statements which will be published subsequent to this announcement and which will include a full description of the group's accounting policies.

The Group has adopted IAS 39 - Financial Instruments: Recognition and Measurement, from 1 January 2001. IAS 39 requires all financial instruments to be initially recorded on the balance sheet at cost. All subsequent gains and losses on remeasurement to fair value are then recorded in either equity or in the income statement, depending on the category of financial instrument. The effect on the balance sheet at 31 December 2001 is to show the net fair value of cash-flow hedges of €6 million as liabilities with a corresponding decrease in equity.

2. Basis of pro forma adjustments for comparative financial statements

The comparative pro forma financial information for 2000 includes adjustments made on a pro forma basis to reflect the following:

a) Incremental goodwill arising on the acquisition of Coca-Cola Beverages plc ("CCB") by Hellenic Bottling Company S.A. ("HBC"). This represents the incremental goodwill above that which existed in CCB prior to the acquisition. The incremental goodwill used in the pro forma adjustment amounts to €337 million. Amortisation is provided over 20 years and represents a pro forma charge of €10.0 million for the period from 1 January 2000 to the merger date of 9 August 2000.

b) A pro forma interest charge was calculated at a rate of 5% on the borrowings required to fund the cash alternative portion of the merger transaction and related costs. This amounted to £249 million (€416 million) resulting in a pro forma interest charge of €13.5 million for the period from 1 January 2000 to the merger date of 9 August 2000.

c) The above pro forma adjustment for interest was tax effected as €4.7 million for the period from 1 January 2000 to the merger date. There is no taxation benefit on the goodwill amortisation charge.

COCA-COLA HBC
Results for the year to 31 December 2001

Notes to the consolidated condensed financial statements (cont'd)

3. Exchange rates

For CCHBC, the directors believe that the euro is the most appropriate reporting currency as it is the currency most closely aligned to the operating currencies of the CCHBC group. CCHBC translates the income statements of subsidiary operations to the euro at average exchange rates and the balance sheet at the closing exchange rate for the period.

The principal exchange rates used for transaction and translation purposes in respect of one euro were:

	Average Year to December 2001	Average Year to December 2000	Closing 31 December 2001	Closing 31 December 2000
Greek drachma	340.75	336.66	340.75	340.75
US dollar	0.90	0.93	0.90	0.93
UK sterling	0.62	0.61	0.61	0.62
Polish zloty	3.67	4.01	3.53	3.84
Nigerian naira	100.64	95.88	102.48	102.65
Hungarian forint	256.41	260.04	245.30	264.90
Swiss franc	1.51	1.56	1.48	1.52

CCHBC's operations in Austria, Greece, Italy and Republic of Ireland do not experience translation exchange variances as they are irrevocably linked to the euro. There is still exposure in these countries on purchases from countries which are not irrevocably linked to the euro. Greece became irrevocably linked to the euro on 1 January 2001.

Euro-zone currencies – fixed rate

Austrian schilling	13.7603
Italian lira	1,936.27
Republic of Ireland punt	0.7876
Greek drachma (from 1 January 2001)	340.75

COCA-COLA HBC
Results for the year to 31 December 2001

COCA-COLA HBC

Notes to the consolidated condensed financial statements (cont'd)

4. Segmental analysis

The group has one business, being the bottling and distribution of soft drinks and related products.

The following market groupings have been adopted for secondary segmental analysis:

Established markets: Austria, Greece, Italy, Northern Ireland, Republic of Ireland and Switzerland

Developing markets: Croatia, Czech Republic, Hungary, Poland, Slovakia and Slovenia

Emerging markets: Armenia, Belarus, Bosnia, Bulgaria, Federal Republic of Yugoslavia, FYROM, Moldova, Nigeria, Romania, Russia and Ukraine.

Information presented below is based on pro forma financial information for the twelve months to 31 December 2000 and actual results for the three months to 31 December 2000 and 2001 and for the twelve months to 31 December 2001.

	Volume unit case million	Sales € million	EBITDA* € million
Established markets			
3 months to 31 December 2001	109.7	444.0	40.4
3 months to 31 December 2000	*106.5*	*428.8*	*46.5*
12 months to 31 December 2001	502.3	1,999.3	292.5
12 months to 31 December 2000	*487.2*	*1,885.2*	*293.7*
Developing markets			
3 months to 31 December 2001	52.7	140.6	0.2
3 months to 31 December 2000	*55.9*	*139.2*	*2.3*
12 months to 31 December 2001	232.8	644.1	61.4
12 months to 31 December 2000	*240.7*	*619.5*	*60.4*
Emerging markets			
3 months to 31 December 2001	92.2	235.0	26.2
3 months to 31 December 2000	*71.3*	*217.7*	*10.7*
12 months to 31 December 2001	350.7	867.8	132.0
12 months to 31 December 2000	*279.7*	*685.8*	*81.4*
Total CCHBC			
3 months to 31 December 2001	254.6	819.6	66.8
3 months to 31 December 2000	*233.7*	*785.7*	*59.5*
12 months to 31 December 2001	1,085.8	3,511.2	485.9
12 months to 31 December 2000	*1,007.6*	*3,190.5*	*435.5*

*EBITDA for the fourth quarter 2001, full year 2001 and 2000 is shown excluding exceptional operating income, as described in note 5.

COCA-COLA HBC
Results for the year to 31 December 2001

Notes to the consolidated condensed financial statements (cont'd)

5. Exceptional items

The financial statements for the year to 31 December 2001 include exceptional operating income of €6.7 million in relation to settlement of an insurance claim in the second quarter of 2001. The 2000 full year financial statements include exceptional operating income of €14.5 million in relation to settlement of an insurance claim in the fourth quarter of 2000.

6. Finance costs

	Year to 31 December 2001 € million	Year to 31 December 2000 Pro forma € million
Net interest payable	64.4	65.9
Pro forma interest payable	-	13.5
Net monetary (gain)/loss and hyper-inflationary exchange losses	0.2	13.9
Other finance costs	1.6	1.1
Total finance costs	66.2	94.4

	3 months to 31 December 2001 € million	3 months to 31 December 2000 € million
Net interest payable	**14.0**	12.8
Pro forma interest payable	-	-
Net monetary (gain)/loss and hyper-inflationary exchange losses	**(0.4)**	7.5
Other finance costs	**1.6**	1.1
Total finance costs	**15.2**	21.4

The basis of the 2000 pro forma interest adjustment is given in note 2.

7. Taxation

The underlying group effective tax rate at 26%, excluding the amortisation of goodwill, is lower than the Greek statutory rate of 35% due to the impact of utilisation of previously unrecognised losses, tax holidays and non-deductible expenses. Tax rates in the countries in which the group operates range from 10%-51%.

The fourth quarter of 2001 includes a deferred tax credit arising from tax base revaluation of fixed assets in Romania.

COCA-COLA HBC
Results for the year to 31 December 2001

Notes to the consolidated condensed financial statements (cont'd)

8. Earnings per share, basic and adjusted

Basic earnings per share is calculated by dividing the net profit attributable to shareholders by the weighted average number of ordinary shares in issue during the period (2001: 236,579,762 shares). The number of shares used in calculating the prior year pro forma earnings per share is 236,668,596 which represents the number of shares in issue following completion of the merger.

Adjusted earnings per share is calculated to exclude exceptional items and the profit on sale of associates. The directors consider this provides a useful indication of the underlying earnings per share. For the full year ended 31 December 2001 the adjusted loss per share was 2.2 cents. For the full year ended 31 December 2000 the pro forma adjusted loss per share was 36.1 cents.

9. Tangible and intangible assets

	Property, plant and equipment € million	Intangible assets € million
Opening net book value as at 1 January 2001	1,919.9	1,974.0
Additions	275.7	3.9
Arising on acquisition	116.9	24.5
Disposals	(28.8)	-
Depreciation/amortisation	(257.0)	(110.5)
Other movements including exchange	42.1	24.8
Closing net book value as at 31 December 2001	**2,068.8**	**1,916.7**

Goodwill on acquisition of €24.5 million arises wholly from subsequent adjustments to fair value amounts on the acquisition of Coca-Cola Beverages plc.

10. Borrowings

In 2001 the group refinanced its long term borrowings via a bond issue of €625 million and two medium term notes of €200 million and €300 million. There was no change in total debt as a result of these issues.

11. Franchise rights

In 2001 the group paid The Coca-Cola Company €39.2 million for companies in Austria and Hungary which held the rights to prepare and package beverages of The Coca-Cola Company in cans in Austria, Hungary and Switzerland. This acquisition was completed and reflected in the group's 2000 balance sheet and the consideration, paid in 2001, was wholly in cash. In addition, during 2001, €3.2 million was paid in respect of franchise rights for Schweppes brands in Nigeria.

12. Acquisition of Russia and the Baltics

On 27 July 2001 the Group announced that it had signed a non-binding Letter of Intent with The Coca-Cola Company to acquire all The Coca-Cola Company owned bottling operations in Russia and the Baltic countries of Estonia, Latvia and Lithuania. The Russian transaction was completed on 23 November, 2001, and the Baltics on 2 January, 2002.

COCA-COLA HBC
Results for the year to 31 December 2001

Notes to the consolidated condensed financial statements (cont'd)

13. The Coca-Cola Company

In 2000, The Coca-Cola Company made contributions to certain operating subsidiaries of CCHBC in respect of market and infrastructure development. On a pro forma basis, the contributions made in 2000 amounted to €22.4 million. No contributions were received in 2001.

14. Dividend

A dividend of Greek drachma 14.2 billion (€41.7 million) was approved at the Annual General Meeting on 18 May 2001 and paid to group shareholders in June. The Directors propose a dividend of 18 euro cents per share (totalling €42.6 million) for the year ended 31 December 2001. Under IAS 10 (revised), this dividend has not been recognised in the accounts presented. The dividend will be submitted for formal approval at the Annual General Meeting.

15. Prior year pro forma consolidated income statement for CCHBC (audited)

	For the 12 months to 31 December 2000			
	CCHBC Actual Total € million	CCB Actual 1 Jan – 8 Aug € million	CCHBC Pro forma Adjustment € million	CCHBC Pro forma Total € million
Sales	**2,072.4**	**1,118.1**	-	**3,190.5**
Cost of goods sold	(1,319.9)	(727.1)	-	(2,047.0)
Gross profit	**752.5**	**391.0**	-	**1,143.5**
Exceptional operating income	14.5	-	-	14.5
Operating expenses	(618.0)	(351.1)	-	(969.1)
Amortisation of goodwill	(67.0)	(31.9)	(10.0)	(108.9)
Total operating expenses	**(670.5)**	**(383.0)**	**(10.0)**	**(1,063.5)**
Operating profit	**82.0**	**8.0**	**(10.0)**	**80.0**
Finance costs	(55.6)	(25.3)	(13.5)	(94.4)
Share of results of associates	1.6	-	-	1.6
Profit on sale of associate	24.7	-	-	24.7
Profit/(loss) before taxation	**52.7**	**(17.3)**	**(23.5)**	**11.9**
Taxation	(45.8)	(15.6)	4.7	(56.7)
Profit/(loss) after taxation	**6.9**	**(32.9)**	**(18.8)**	**(44.8)**
Minority interests	(0.1)	(1.3)	-	(1.4)
Net profit/(loss)	**6.8**	**(34.2)**	**(18.8)**	**(46.2)**

The basis of the 2000 pro forma adjustments is given in note 2.

COCA-COLA HBC
Results for the year to 31 December 2001

PERCENTAGE VOLUME CHANGE BY COUNTRY
FOR 12 MONTHS TO 31 DECEMBER 2001 AND 2000

	2001 % change versus 2000	2000 % change versus 1999
Established Markets		
Austria	2%	-3%
Greece	5%	4%
Ireland	-3%	5%
Italy	5%	2%
Switzerland	3%	4%
TOTAL	**3%**	**2%**
Developing Markets		
Croatia	3%	3%
Czech	-7%	11%
Hungary	-3%	8%
Poland	-6%	3%
Slovakia	6%	19%
Slovenia	-4%	-6%
TOTAL	-3%	7%
Emerging Markets		
Armenia	24%	-4%
Belarus	95%	-38%
Bosnia	18%	21%
Bulgaria	-8%	6%
FYROM	2%	30%
Yugoslavia	59%	4%
Moldova	10%	-12%
Nigeria	36%	-21%
Romania	2%	24%
Russia (excluding acquired territory)	29%	63%
Ukraine	34%	-13%
TOTAL	**22%**	**-1%**
TOTAL (excluding acquired Russia territories)	**7%**	**2%**
TOTAL GROUP	**8%**	**2%**

PROJECT HERCULES

DOCUMENT REVIEW REPORT

Date of Document review: **L&A Initials:**

L&A Document Identification Number:

1 **Parties (please give full names):**

2 **Date of Contract/Document**

3 **Description of Category of Contract/Document**

4 **Duration of Contract**

5 **Value/Cost (if applicable)**

6 **Significant/unusual default/termination events**

7 **Change of control provisions (please provide details)**

8 **Prohibition on assignment of benefit of contract (please provide details)**

9 Notice requirements

10 Pre-emption rights

11 Significant warranties/guarantees/indemnities

12 Limitations on liability - threshold/ceiling for claims under warranties/guarantees/indemnities

13 Restrictions on competition

14 Other Restrictive Covenants that would pass to the Purchaser

15 Other significant or unusual provisions

16 Governing law

17 Are there any apparent post contract notices/correspondence etc.

18 Further information